Exhibit 99.2

Notice Annual General Meeting 2022 of ASML Holding N.V.

Notice to attend the Annual General Meeting of ASML Holding N.V. (“ASML”) to be held at the Auditorium, ASML Building 7, De Run 6665, Veldhoven, the Netherlands, on Friday 29 April 2022, starting at 2.00 pm CET (the “AGM”).

In addition to attending the AGM in person, considering the continuing circumstances regarding Covid-19 and to protect the health and safety of all participants, shareholders are offered the possibility to follow the AGM virtually, to vote virtually and to ask written questions during the meeting as well as before the AGM. If required, ASML may change the meeting to a fully virtual meeting. Such changes will be communicated to the shareholders on the AGM website of ASML (www.asml.com/agm2022). Further information regarding (virtual) attendance and voting can be found below under ‘Registration, attendance and voting’.

Agenda

1.	Opening	Non-voting

2.	Overview of the Company’s business, financial situation and sustainability	Non-voting

3.	Financial statements, results and dividend

	a) Advisory vote on the remuneration report for the Board of Management and the Supervisory Board for the financial year 2021	Voting item

	b) Proposal to adopt the financial statements of the Company for the financial year 2021, as prepared in accordance with Dutch law	Voting item

	c) Clarification of the Company’s reserves and dividend policy	Non-voting

	d) Proposal to adopt a dividend in respect of the financial year 2021	Voting item

4.	Discharge	Voting items

a) Proposal to discharge the members of the Board of Management from liability for their responsibilities in the financial year 2021

b) Proposal to discharge the members of the Supervisory Board from liability for their responsibilities in the financial year 2021

5.	Proposal to approve the number of shares for the Board of Management	Voting item

6.	Proposal to amend the Remuneration Policy for the Board of Management	Voting item

7.	Composition of the Board of Management	Non-voting

a) Notification of the intended reappointment of Mr. P.T.F.M. Wennink

b) Notification of the intended reappointment of Mr. M.A. van den Brink

c)  Notification of the intended reappointment of Mr. F.J.M. Schneider-Maunoury

d)  Notification of the intended reappointment of Mr. C.D. Fouquet

e)  Notification of the intended reappointment of Mr. R.J.M. Dassen

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8.	Composition of the Supervisory Board

	a) Notification of Supervisory Board vacancies	Non-voting

	b) Opportunity to make recommendations by the General Meeting	Non-voting

	c) Announcement of the Supervisory Board’s recommendation to reappoint Ms. T.L. Kelly and appoint Mr. A.F.M. Everke and Ms. A.L. Steegen as members of the Supervisory Board	Non-voting

	d) Proposal to reappoint Ms. T.L. Kelly as a member of the Supervisory Board	Voting item

	e) Proposal to appoint Mr. A.F.M. Everke as a member of the Supervisory Board	Voting item

	f) Proposal to appoint Ms. A.L. Steegen as a member of the Supervisory Board	Voting item

	g) Composition of the Supervisory Board in 2023	Non-voting

9.	Proposal to appoint KPMG Accountants N.V. as external auditor for the reporting years 2023 and 2024	Voting item

10.	Proposal to appoint Deloitte Accountants B.V. as external auditor for the reporting year 2025, in light of the mandatory external auditor rotation	Voting item

11.	Proposal to amend the Articles of Association of the Company	Voting item

12.	Proposals to authorize the Board of Management to issue ordinary shares or grant rights to subscribe for ordinary shares, as well as to restrict or exclude the pre- emption rights accruing to shareholders:	Voting items

a)  Authorization to issue ordinary shares or grant rights to subscribe for ordinary shares up to 5% for general purposes and up to 5% in connection with or on the occasion of mergers, acquisitions and/or (strategic) alliances

b) Authorization of the Board of Management to restrict or exclude pre-emption rights in connection with the authorizations referred to in item 12 a)

13.	Proposal to authorize the Board of Management to repurchase ordinary shares up to 10% of the issued share capital	Voting item

14.	Proposal to cancel ordinary shares	Voting item

15.	Any other business	Non-voting

16.	Closing	Non-voting

Meeting documents

The agenda including explanatory notes, the annual report 2021 including the financial statements 2021 in accordance with statutory law (including explanation), the remuneration report 2021, the proposed remuneration policy for the Board of Management including the rationale, the proposal to amend the Articles of Association as well as any other meeting documents (the “AGM Documents”) are available upon request and free of charge at the office of ASML (ASML Holding N.V., Legal Department, De Run 6501, 5504 DR Veldhoven, telephone (+31)(0)40-2682801, email: legal@asml.com) or via www.asml.com/agm2022. Electronic copies of these documents can also be obtained via ABN AMRO Bank, email: AVA@nl.abnamro.com or www.abnamro.com/evoting. The AGM Documents are available in the English language. Only where required by law, Dutch language versions are available.

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Record date

In accordance with the statutory provisions, eligible meeting participants and persons entitled to vote at the AGM are those persons who on Friday 1 April 2022 (the “ Record Date”), after processing of all entries and deletions as of that date, are recorded in a (sub-)register designated by the Board of Management, and are registered in the manner outlined under ‘Registration, (virtual) attendance and voting’.

Changes in shareholdings after the Registration Date have no further influence as far as entitlement to vote is concerned: only shares owned and settled on the Registration Date are entitled to be voted on at the AGM. Pursuant to the provisions of Dutch law, all ASML shares are also freely tradable after the Registration Date, and there is no share blocking associated with the AGM.

Registration, attendance and voting

Holders of shares traded on Euronext in Amsterdam (“Euronext Amsterdam”)

For holders of shares traded on Euronext Amsterdam the Board of Management has designated as register or sub-registers the records of the intermediaries of Euroclear Nederland.

Registration

Holders of shares traded on Euronext Amsterdam who wish to attend the AGM virtually, in person or by proxy must notify ABN AMRO Bank N.V. (“ABN AMRO”), through their bank or broker, that they wish to attend the AGM. Shareholders may also register for the AGM via www.abnamro.com/evoting. Registration requests may be submitted in the period starting Saturday, 2 April 2022 until and including Friday 22 April 2022, 5.30 pm CET.

No later than Monday 25 April 2022, 1.00 pm CET the intermediaries must provide ABN AMRO via www.abnamro.com/intermediary with an electronic statement containing the number of shares held by the respective shareholders on Friday 1 April 2022 (the “Registration Date”) and for which number of shares registration for the AGM is requested.

Admission to the AGM

Shareholders who wish to attend the AGM in person will subsequently receive a confirmation of registration, including registration number, by email or regular mail. The registration number will give shareholders entrance to the AGM. Shareholders or their proxies who do not receive the registration number in time, will be requested to identify themselves by means of a valid identification document prior to the AGM. Also in the event a shareholder or the proxy received the registration number in time, they may be requested to identify themselves by means of a valid identification document prior to the AGM.

Voting

Shareholders who wish to attend the AGM in person are requested to vote electronically by using their own electronical device (smartphone and tablet). In addition, ASML has voting devices available in case shareholders do not wish to use their own electronical device.

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Virtual attendance and virtual voting

Shareholders who wish to attend the AGM as virtual attendees through the online platform can log in at www.abnamro.com/evoting using their user account and password. If a shareholder is a new user and does not yet have a user account and password, he/she can create a user account and password at www.abnamro.com/evoting. Further instructions for logging in and creating a new user account and password can be found at www.abnamro.com/evoting.

Shareholders who have registered for virtual attendance of the AGM will receive a confirmation of registration by email which will contain an unique link. Via this link the respective shareholder can log in to the online platform of the AGM by means of a two-factor verification process (with SMS verification).

Shareholders may log into the online platform of the AGM on Friday 29 April 2022 from 1.00 pm CET until the start of the AGM at 2.00 pm CET. Shareholders who have not logged on before the start of the AGM via the online platform cannot vote and can only see, hear or otherwise follow the proceedings. The time when the voting on the voting items of the AGM will start, will be determined in accordance with the provisions of ASML’s Terms and Conditions for Hybrid General Meetings.

Shareholders will be able to vote electronically using their smartphone, tablet, laptop or PC during the AGM on the online platform at www.abnamro.com/evoting. This only applies in so far as the intermediary of the Shareholder makes online voting possible.

ASML’s Terms and Conditions for Hybrid General Meetings apply to shareholders who wish to take part in the AGM through the online platform respectively attend the AGM in person. More information about in person and virtual participation in the AGM can be found in ASML’s Terms and Conditions for Hybrid General Meetings. These conditions are available at www.asml.com/agm2022. To be certain that a device is compatible, we recommend shareholders to verify this before deciding whether to attend the AGM in a fully virtual capacity. We also recommend that shareholders who choose to attend the AGM and/or vote virtually through the online platform log into the online platform at least 15 minutes before the starting time of the AGM.

Shareholders who wish to attend the AGM in a virtual capacity face certain risks (as described in more detail in ASML’s Terms and Conditions for Hybrid General Meetings). If a shareholder wishes to avoid such risks, he or she should appoint a voting proxy or attend the AGM in person.

The intermediaries are requested to provide the valid email address, securities account and mobile phone number for shareholders who wish to attend the AGM in a virtual capacity through the online platform for authentication purposes in order for these shareholders to gain admission to the AGM.

Voting by proxy

Shareholders who do not wish to attend the AGM virtually nor in person and/or do not wish to vote virtually nor in person during the AGM, may grant a proxy to civil-law notary

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Ms. C. Hagendijk (or her substitute), and instruct her to vote at the AGM on their behalf. In order to vote by proxy, shareholders must have registered their shares as described above.

Shareholders can submit their voting instructions online via www.abnamro.com/evoting until and including Friday, 22 April 2021, 5.30 pm CET.

Shareholders who are unable to submit voting instructions through the internet may grant a written proxy to civil-law notary Ms. C. Hagendijk (or her substitute) by using a voting instruction form which is available at www.asml.com/agm2022 or which can be obtained in electronic form upon request at ABN AMRO via email: AVA@nl.abnamro.com. In order to vote by proxy shareholders must have registered their shares as described above. After completion and signing the voting instruction form should be sent by email to AVA@nl.abnamro.com or by regular mail to ABN AMRO Bank N.V., Corporate Broking, HQ 7212, Gustav Mahlerlaan 10, 1082 PP Amsterdam, the Netherlands, where it should be received no later than Friday, 22 April 2021, 5.30 pm CET.

Holders of shares traded on Nasdaq Stock Market LLC(“Nasdaq”)

For holders of shares traded on Nasdaq (“NY Shareholders”), the Board of Management has designated as register the Shareholders’ Register kept at New York by JPMorgan Chase Bank, N.A. (“JPMorgan”).

NY Shareholders who are registered on Friday 1 April 2022 at 5.00 pm EST, after processing of all settlements and wish to vote must notify JPMorgan, P.O. Box 64506, St. Paul, MN 55164-0506, U.S.A or through their bank or broker—no later than Thursday 21 April 2022, 12.00 pm EST, after processing of all settlements and who wish to attend the AGM must notify JPMorgan, P.O. Box 64506, St. Paul, MN 55164-0506, U.S.A—directly on telephone 800-990-1135 (from the US) or +1-651-453-2128 (from outside the US) or through their bank or broker—no later than Thursday 21 April 2022, 12.00 pm EST.

NY Shareholders who do not wish to attend the meeting in person may vote by means of a proxy card. The proxy card should be received by JPMorgan at the address mentioned above no later than Thursday 21 April 2022, 12.00 pm EST. JPMorgan will forward the proxy cards to the Company on the NY Shareholders’ behalf; in case the name of the proxy is left blank, the Company shall designate the Deputy Company Secretary or another employee of ASML’s Legal Department designated by ASML to act as proxy for such shareholders at the AGM and to vote on their behalf.

Holders of shares registered in the Shareholders’ Register kept at Veldhoven

Shareholders who are registered in the Shareholders’ Register kept at Veldhoven and who wish to attend the AGM either in person or by proxy can register for the AGM in the period starting Saturday 2 April 2022 until and including Friday 22 April 2022 5.30 pm CET, through ASML Holding N.V., Legal Department, De Run 6501, 5504 DR Veldhoven, the Netherlands, email: legal@asml.com.

Shareholders who do not wish to attend the AGM in person, but do wish to vote, may grant a proxy to civil-law notary Ms. C. Hagendijk (or her substitute), and instruct her to vote at the AGM

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on their behalf by means of a voting instruction form. A voting instruction form can be downloaded via the ASML website (www.asml.com/agm2022) or can be obtained upon request at the Company (email: legal@asml.com). In order to vote by proxy shareholders must register their shares as described above. After completion and signing the voting instruction form should be sent to the proxy. In case of granting a proxy to civil-law notary Ms. C. Hagendijk (or her substitute), the voting instruction form should be sent to: Civil-law notary Ms. C. Hagendijk, Keizersgracht 695-699, 1017 DW Amsterdam, the Netherlands, where it should be received no later than Friday 22 April 2022, 5.30 pm CET.

Webcast

There will be a live video broadcast of the integral AGM via the ASML AGM website. The website link for the webcast will be published on Friday 29 April 2022 on the AGM website of ASML (www.asml.com/agm2022).

Language

Given the international nature of ASML and because ASML’s corporate language is English, the AGM will be conducted in the English language. A live translation into Dutch will be offered and shareholders will have the opportunity to address the AGM in the Dutch language.

Questions

Shareholders that have registered for attending the AGM virtually and that are logged-in on the online platform for the virtual AGM have the opportunity to ask questions in writing during the AGM.

For general information or any remaining questions following the above, please refer to ASML’s Deputy Company Secretary, Angela van de Kerkhof, via email: legal@asml.com.

Veldhoven, 15 March 2022

The Board of Management

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